UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2020

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2020, announcing the Supervisory Board Decision on a New Date for STMicroelectronics’ 2020 Annual General Meeting of Shareholders and Revised Dividend Resolution.

PR N°C2955C

STMicroelectronics Reports on Supervisory Board Decision

on New Date for 2020 Annual General Meeting of Shareholders

and Revised Dividend Resolution

Geneva, April 22, 2020 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported an update on its 2020 Annual General Meeting of Shareholders (the “2020 AGM”).

Taking into account the increasing global societal and economic turmoil caused by the COVID-19 outbreak, ST’s Supervisory Board is now proposing a decrease in the 2019 dividend from US$0.24 to US$0.168 per share, with the authorization to consider, during September 2020, to increase such dividend up to a maximum of US$0.24 per share.

The updated dividend resolution will be proposed at the 2020 AGM which is now postponed to
June 17, 2020.

The main resolutions to be submitted for adoption at the rescheduled 2020 AGM include:

▪	The adoption of the Company’s statutory annual accounts for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS). The 2019 statutory annual accounts were filed with the Netherlands authority for the Financial Markets (AFM) on March 25, 2020 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

▪	The distribution of a cash dividend of US$0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021 to shareholders of record in the month of each quarterly payment as per the table below;

▪	The authorization to the Supervisory Board to consider during September 2020 to increase such authorized dividend up to a maximum of US$0.24 per outstanding share of the Company’s common stock;

▪	The appointment of Ms. Ana de Pro Gonzalo as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Ms. Martine Verluyten whose mandate will expire at the end of the 2020 AGM;

▪	The appointment of Mr. Yann Delabrière as member of the Supervisory Board, for a three-year term expiring at the 2023 AGM, in replacement of Mr. Jean-Georges Malcor whose mandate will expire at the end of the 2020 AGM;

▪	The reappointment, for a three-year term expiring at the 2023 AGM, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Alessandro Rivera, Frédéric Sanchez and Maurizio Tamagnini;

▪	The adoption of the Company’s remuneration policy for the members of the Supervisory Board, in line with recent changes in Dutch corporate law and the EU’s shareholder rights directive;

▪	The amendment of the Company’s remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s shareholder rights directive; and

▪	The re-appointment of EY as external auditor for the 2020, 2021, 2022 and 2023 financial years.

The record date for all shareholders to participate at the rescheduled 2020 AGM will be May 20, 2020. The complete agenda and all relevant detailed information concerning the rescheduled 2020 AGM, as well as all associated materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of April 22, 2020.

COVID-19 (Coronavirus) outbreak

In response to the global spread of the coronavirus and in view of the upcoming AGM, ST is committed to keeping its shareholders, employees and other stakeholders healthy and safe. We are therefore taking precautionary measures to limit the risk of infection for all involved in our business operations. This includes avoiding unnecessary travels and physical gatherings. This approach will also be applied to our AGM. Hence, if you are a shareholder (or otherwise entitled to attend the AGM), we strongly encourage not to attend the AGM in person, but rather to exercise your voting right by internet or proxy.

ST will continue to closely monitor the situation and may adopt additional security measures (such as further limiting the physical participation to the AGM to core attendees only, as permitted by law).

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2020	22-Jun-20	23-Jun-20	24-Jun-20	30-Jun-20	22-Jun-20	24-Jun-20
Q3 2020	21-Sep-20	22-Sep-20	23-Sep-20	29-Sep-20	21-Sep-20	23-Sep-20
Q4 2020	14-Dec-20	15-Dec-20	16-Dec-20	22-Dec-20	14-Dec-20	16-Dec-20
Q1 2021	22-Mar-21	23-Mar-21	24-Mar-21	30-Mar-21	22-Mar-21	24-Mar-21

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2019, the Company’s net revenues were $9.56 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 22, 2020	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services